UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2025

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century Yard, Cricket Square

Elgin Avenue

P.O. Box 1111, George Town

Grand Cayman, Cayman Islands

KY1-1102

(Address of Principal Executive Offices) (Zip Code)

+1 (345) 949-5122

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

*	Registrant trades over the counter with the symbol “IVCB”.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms of the Merger Agreement. The following summary and description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 and is incorporated by reference. Shareholders of Investcorp Europe Acquisition Corp I and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On May 27, 2025, Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) Vikas Mittal, in the capacity as the representative for the shareholders of the Company and their successors and assignees) (“Investcorp Representative”); (ii) Investcorp Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub”); (iii) Nexx HoldCo, LLC, a Delaware limited liability company (“Nexx HoldCo”); (iv) Michael Hanlon, as the representative for the members of Nexx HoldCo and their successors and assignees) (“Nexx HoldCo Representative”); and (v) Hanire LLC, a Delaware limited liability company (“Hanire”), pursuant to which Merger Sub will merge with and into Nexx HoldCo (the “Merger”), with Nexx HoldCo as the surviving company in the Merger and, as a result of the Merger, Nexx HoldCo will become a wholly owned subsidiary of the Company and each of the units of membership interest of Nexx HoldCo will be automatically converted into the right to receive ordinary shares of the Company.

Merger Consideration

Prior to the Closing, and subject to the satisfaction or waiver of the conditions of the Merger Agreement, the Company will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Cayman Islands Companies Act (2021 Revision). In connection with the Domestication (a) the governing documents of the Company, under which the Company shall have a single class of common stock, par value $0.0001 per share, having one (1) vote per share shall be filed with the Secretary of State of the State of Delaware, and shall become the governing documents of the Company (the “Amended Investcorp Charter”); (b) each Class A ordinary share and each Class B ordinary shares of the Company that is outstanding at the time of the Domestication will be converted into one share of Company common stock; and (c) each Company warrant that is outstanding at the time of the Domestication shall convert automatically into a warrant exercisable for one share of the Company common stock.

As consideration for the Merger, the members of Nexx HoldCo collectively shall be entitled to receive from the Company, in the aggregate, a number of shares of Company common stock with an aggregate value equal to $55,000,000.00 (the “Merger Consideration”) subject to a dollar for dollar adjustment for the PIPE Funding (as such term is defined in the Merger Agreement) and any Additional Financing (as such term is defined in the Merger Agreement) and each share of Company common stock valued at the Per Share Price (as such term is defined in the Merger Agreement). The Merger Consideration shall be allocated among the members of Nexx HoldCo in accordance with their respective pro rata equity interest.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of the parties as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined below), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception) and (vi), with respect to the Company, the consummation and effects of the Redemption (as defined in the Merger Agreement); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Company, the amount of the Redemption or the failure to obtain the required approval by the stockholders of the Company shall not be deemed to be a Material Adverse Effect on or with respect to the Company.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and, following their expiration, there are no indemnification rights for another party’s breach of a representation or warranty. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Nexx HoldCo to the Company of unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement; (iv) the Company keeping current and timely filing of all its public filings with the U.S. Securities and Exchange Commission (the “SEC”); (v) use of the funds held in the Company’s trust account; (vi) notifications of certain breaches, consent requirements or other matters; (vii) the preparation and filing of the Registration Statement as described in more detail below, (viii) public announcements; and (ix) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Merger Agreement also contains certain customary post-Closing covenants including, among other things, those relating to: (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, Nexx HoldCo agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Merger Agreement and each of the ancillary documents to the Merger Agreement to which Nexx HoldCo is or is required to be a party or bound, and the consummation of the contemplated transactions, including the Merger.

In the Merger Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by the Company and Nexx HoldCo, as co-registrant, with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).

The Company will distribute a proxy statement to seek the consent of its shareholders to, among other things, (i) adopt and approve the Merger Agreement the contemplated transactions, including the Merger; (ii) the Domestication, including the adoption of the Amended Investcorp Charter; (iii) the appointment of the members of the new board of directors of the Company (the “Post-Closing Board”); (iv) the adoption and approval of the Investcorp Equity Incentive Plan and any equity grants, to the extent required; (v) such other matters as the Company and Nexx HoldCo shall later mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement; (vi) the adjournment of the special meeting of the Company’s shareholders, if necessary or desirable in the reasonable determination of the Company.

The parties agreed that the Post-Closing Board will consist of seven directors, each chosen by Nexx HoldCo, at least four of whom will be required to qualify as an independent director under the relevant listing rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of the Company immediately after the Closing will be the same individuals (in the same office) as that of Nexx HoldCo immediately prior to the Closing.

Conditions to Consummation of the Merger

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of the Company and the members of Nexx HoldCo of to the Merger Agreement and the contemplated transactions, and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the consummation of the transactions contemplated in the Merger Agreement; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the Equity Award Resolution (as defined below) delivered by the Company to Nexx HoldCo; (ix) approval from Nasdaq for the listing of the shares to be issued in connection with the Merger Agreement; and (x) appointment of the Post-Closing Board as contemplated under the Merger Agreement.

In addition, unless waived by the Nexx HoldCo, the obligations of Nexx HoldCo to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by the Company of the Related Agreements (as defined and described in greater detail below), customary certificates and other closing deliverables: (i) the representations and warranties of the Company being true and correct as of the date of the Merger Agreement and as of the Closing Date (subject to customary exceptions, including materiality qualifiers); (ii) the Company having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the Closing Date; (iii) absence of any Material Adverse Effect with respect to the Company since the date of the Merger Agreement which is continuing and uncured; (iv) the Company shall have made all reasonably necessary arrangements with the Trustee to the Trust Account to have the Trust Account funds disbursed to the Company, and there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any Person (not including Nexx HoldCo and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a Material Adverse Effect on the Company; and (v) at least one day prior to Closing, the Company shall have delivered to Nexx HoldCo a written consent of the board of directors of the Company (or a duly appointed committee authorized to administer the Investcorp Equity Incentive Plan), authorizing and approving the grant of awards of restricted stock units under the Investcorp Equity Incentive Plan in an aggregate amount of up to ten percent (10%), which percentage and allocation of such grants shall be determined at the sole discretion of Nexx HoldCo, of Company common stock on a fully-diluted basis (with, for the avoidance of doubt, restricted stock units representing the equivalent of one share of Company common stock) to certain individuals that were executives, employees or individual service providers of Nexx HoldCo as of immediately before the Closing, which such awards shall be granted promptly after the filing and effectiveness of the registration statement on Form S-8 of the Company covering Investcorp Equity Incentive Plan, subject to such executives, employees or individual service providers’ continued service for Investcorp as of the grant date (the “Equity Award Resolution”).

Finally, unless waived by the Company, the obligations of the Company to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by Nexx HoldCo of the Related Agreements (as defined and described in greater detail below), customary certificates and other closing deliverables: (i) the representations and warranties of Nexx HoldCo being true and correct as of the date of the Merger Agreement and as of the Closing Date (subject to customary exceptions, including materiality qualifiers); (ii) Nexx HoldCo Bio having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with by them on or prior to the Closing Date; (iii) absence of any Material Adverse Effect with respect to Nexx HoldCo as of the date of the Merger Agreement which is continuing and uncured, (iv) the Company shall have received all funding in accordance with the Merger Agreement; and (v) Nexx HoldCo shall have delviered to the Company the Nexx HoldCo Financials (as such term is defined in the Merger Agreement) and the Subsidiary Financials (as such term is defined in the Merger Agreement).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of the Company and Nexx HoldCo; (ii) by written notice by the Company or Nexx HoldCo if any of the conditions to the Closing have not been satisfied or waived by November 30, 2025 (the “Outside Date”) provided that the right to terminate the Merger Agreement shall not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; (iii) by written notice by either the Company or Nexx HoldCo if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Merger Agreement shall not be available to a party if the failure by such party or its affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority; (iv) by written notice by Nexx HoldCo to the Company, if (a) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement or, if later, the date of such breach), and (b) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that Nexx HoldCo shall not have the right to terminate the Merger Agreement if at such time Nexx HoldCo is in material uncured breach of the Merger Agreement; (v) by written notice by the Company to Nexx HoldCo, if (a) there has been a breach by Nexx HoldCo of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of such parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement or, if later, the date of such breach), and (b) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Nexx HoldCo or (B) the Outside Date; provided, that the Company shall not have the right to terminate the Merger Agreement if at such time the Company is in material uncured breach of the Merger Agreement; (vi) by written notice by the Company to Nexx HoldCo, if a required payment is not received within 10 calendar days; (vii) by written notice by the Company to Nexx HoldCo, if there shall have been a Material Adverse Effect on Nexx HoldCo taken as a whole following the date of the Merger Agreement which is uncured and continuing; (viii) by written notice by either the Company or Nexx HoldCo to the other, if the Company’s special meeting is held (including any adjournment or postponement) and has concluded, the Company’s stockholders have duly voted, and the required Company stockholder approval was not obtained; or (ix) by written notice by either the Company or Nexx HoldCo to the other, if the Nexx HoldCo special meeting is held (including any adjournment or postponement) and has concluded, the Nexx HoldCo members have duly voted, and the required Nexx HoldCo member approval was not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, waiver of claims against trust, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party except for liability for fraud. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Nexx HoldCo and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account (including any distributions) held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions) other than in connection with the Closing.

Governing Law

The Merger Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without regard to the conflict of laws principles. All actions arising out of or relating to the Merger Agreement shall be heard and determined exclusively in any state or federal court located in Delaware (or in any appellate court) (the “Specified Courts”). Each party (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any action arising out of or relating to the Merger Agreement brought by any party and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Merger Agreement or the contemplated transactions may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action relating to the transactions contemplated by the Merger Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address.

The Merger Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. It is not intended to provide any other factual information about the parties to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Related Agreements

In connection with the Closing, the Company and Nexx HoldCo will enter into certain additional agreements pursuant to the Merger Agreement (the “Related Agreements”). Specifically, the Merger Agreement contemplates delivery of the following Related Agreements: (i) a support agreement to be delivered by each of the Nexx HoldCo officers, Nexx HoldCo directors, and 10% or greater members of Nexx HoldCo pursuant to which they will agree to vote all of the Nexx HoldCo equity interest in favor of the adoption of the Merger Agreement and the contemplated transactions and against any competing proposals; (ii) a lock-up agreement to be delivered by each of the Nexx HoldCo officers, Nexx HoldCo directors, and 10% or greater members of Nexx HoldCo to be effective for a period of six months after Closing subject to customary exceptions; (iii) a registration rights agreement to be delivered by each of the Nexx HoldCo officers, Nexx HoldCo directors, and 10% or greater members of Nexx HoldCo to register the sale of the shares of the Company common stock within 30 days following Closing, (iv) a support agreement to be delivered by Samara Special Opportunities (the “Sponsor”), the Company’s sponsor, pursuant to which the Sponsor will agree to vote all of its old Company ordinary shares in favor of the adoption of the Merger Agreement and the contemplated transactions and against any competing proposals; (v) a lock-up agreement to be delivered by the Sponsor and the Company’s independent directors to be effective for a period of six months after Closing subject to customary exceptions, and (vi) a registration rights agreement to be delivered by the Sponsor and the Company’s independent directors to register the sale of the shares of the Company common stock issued in connection with the Merger within 30 days following Closing.

Item 7.01. Regulation FD Disclosure.

On May 27, 2025, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the Company’s filings under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. For the avoidance of doubt, the Company intends for this Form 8-K, including Exhibit 99.1, to satisfy the requirements of Rule 165(a) and Rule 425(a) under the Securities Act. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form-8-K includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 including, without limitation: statements related to the parties likelihood to enter into a binding or definitive agreement(s); statements related to the parties’ ability to close the proposed Merger Agreement, including the ability of both companies to secure all required regulatory, third-party and shareholder approvals for the proposed Merger Agreement; the anticipated benefits of the proposed Merger Agreement, including the potential amount of cash that may be available to the combined company upon consummation of the Merger Agreement; the anticipated enterprise value of the combined company following the Merger Agreement; sources and uses of cash from the Merger Agreement; the anticipated timing to close the Merger Agreement; the financial and business performance of the Company; and the Company’s anticipated future operating results.

You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: the risk that the Merger Agreement may not be completed in a timely manner or at all; the failure to obtain requisite approval for the Merger Agreement or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement in respect of the Merger Agreement; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of the Company’s public shareholders; failure to obtain the requisite approval of the Company’s and Nexx HoldCo’s respective shareholders; failure to meet relevant listing standards in connection with the consummation of the Merger Agreement; failure to recognize the anticipated benefits of the Merger Agreement, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed Merger Agreement; changes to the proposed structure of the Merger Agreement that may be required or appropriate as a result of the announcement and execution of the Merger Agreement; unexpected costs and expenses related to the Merger Agreement; estimates of the combined company’s financial performance being materially incorrect predictions; general economic or political conditions; negative economic conditions that could impact Nexx HoldCo and the construction supply industry in general; reduction in demand for Nexx HoldCo’s products; changes in the markets that Nexx HoldCo targets or that the combined company intends to target; any change in laws applicable to the Company or Nexx HoldCo or any regulatory or judicial interpretation; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus to be later filed with the SEC, and those disclosed in the Company’s SEC filings, under the heading “Risk Factors,” including its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 11, 2024 filed with the SEC and any subsequent filings.

All forward-looking statements are expressly qualified in their entirety by such factors. The Company does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

In connection with the Merger Agreement, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to the stockholders of the Company in connection with the Company’s solicitation of proxies for the vote by its stockholders with respect to the proposed Merger Agreement and other matters as may be described in the definitive proxy statement/prospectus, as well as a prospectus relating to the offer and sale of the securities to be issued in the proposed Merger Agreement. Stockholders are encouraged to read the Registration Statement, when available, as it will contain important information.

This Form 8-K does not contain all of the information that should be considered by the Company’s or Nexx HoldCo’s members concerning the proposed Merger Agreement and is not intended to constitute the basis of any voting or investment decision in respect of the proposed Merger Agreement or the securities of the combined company. The respective stockholders of the Company and members of Nexx HoldCo and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments and the definitive proxy statement/prospectus and documents incorporated by reference filed in connection with the Merger Agreement, as these materials will contain important information about the Company, Nexx HoldCo, and the Merger Agreement.

When available, the definitive proxy statement/prospectus and other relevant materials for the Merger Agreement will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger Agreement. Stockholders of the Company will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov or by directing a request to the Company at Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands.

Participants in the Solicitation

The Company, and Nexx HoldCo and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Merger Agreement. Investors and securityholders may obtain more detailed information regarding the names and interests in the Merger Agreement of the directors and officers of each of the Company and Nexx HoldCo with respect to the proposed Merger Agreement in the proxy statement/prospectus for the proposed Merger Agreement when available and in such company’s respective filings with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger Agreement and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed:

Exhibit No.	Description
2.1†	Merger Agreement dated May 27, 2025.
2.2	Company Support Agreement dated May 27, 2025.
2.3	Sponsor Support Agreement dated May 27, 2025.
99.1	Press Release, dated May 27, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Investcorp Europe Acquisition Corp I

Date: May 27, 2025	By:	/s/ Vikas Mittal
		Name:	Vikas Mittal
		Title:	Chief Executive Officer & Chief Financial Officer